                                                                    EXHIBIT 12.1
                                RAZORFISH, INC.
               Computation of Ratio of Earnings to Fixed Charges
                       (Amounts in millions of dollars)

Three
                                                                   Months
                                                                    Ended       Year Ended December 31,
                                                                   March 31,  ---------------------------
                                                                     2001       2000  1999 1998 1997 1996
                                                                  ---------   ------- ---- ---- ---- ----
Income before income taxes.......................................   (24.8)    (146.0) 3.5   8.9  8.3 2.9
                                                                    =====     ======  ===  ==== ==== ===

Fixed charges:
   Interest expense..............................................     0.1        0.2  0.2   0.1  0.2 0.0
Rentals:
   33% of rent expense...........................................     0.9        3.6  1.7   0.8  0.6 0.5
                                                                    -----     ------  ---  ---- ---- ---
       Total fixed charges.......................................     1.0        3.8  1.9   0.9  0.8 0.5
                                                                    =====     ======  ===  ==== ==== ===
Income before income taxes and fixed charges.....................   (23.8)    (142.2) 5.4   9.8  9.1 3.4

Ratio of Earnings to Fixed Charges...............................      [a]        [a] 2.8  10.9 11.4 6.8

If coverage ratio is less than 1:1 than performance must increase
  by.............................................................    24.8      146.0
                                                                    =====     ======  ===  ==== ==== ===

--------
(a)Ratio of earnings to fixed charges is less than 1:1.